9415/3

0-30524

P.E. 1/1/02

02011485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2002

Commission file number: 0-30524

Industriförvaltnings AB Kinnevik

(*Exact name of Registrant as specified in its charter*)

Kinnevik Industrial Management Corporation
(Translation of Registrant's name into English)

SWEDEN
(Jurisdiction of incorporation or organization)

Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Industriförvaltnings AB
Kinnevik

Skeppsbron 18
Box 2094, S-103 13 Stockholm
Phone +46-8-562 000 00

Publ Registration No. 556001-9035
Registered office Stockholm
Fax +46-8-20 37 74

PRESS RELEASE

Kinnevik subsidiary to acquire German packaging company

Industriförvaltnings AB Kinnevik subsidiary, Korsnäs Packaging, has agreed to acquire the paper sack operations of Niedermayr Papierwarenfabrik AG, located at Rosenheim in Germany, subject to approval by the Monopolies Commission and an extraordinary meeting of the company's shareholders.

The acquisition has been recommended by the directors and approved by the supervisory board of Niedermayr Papierwarenfabrik AG. The company produces 40 million paper sacks annually and currently employs 90 persons.

Korsnäs Packaging is the world's third largest producer of paper sacks, with operations in 14 countries in Europe and North America.

Stockholm January 23, 2002

For further information:
Peter Buckley, CEO, Korsnäs Packaging, +33 1 49 67 08 90

Industriförvaltnings AB Kinnevik

Skeppsbron 18
Box 2094 S-103 13 Stockholm
Phone +46-8-562 000 00

Publ Registration No. 556001-9035
Registered office Fagersta
Fax +46-8-20 37 74

PRESS RELEASE

Kinnevik subsidiary wins major supply contract

Industriförvaltnings AB Kinnevik subsidiary, Korsnäs Packaging, has signed a major supply agreement for paper sacks with the HeidelbergCement Group of Germany, the world's third largest producer of building materials.

The contract, which will run for 3 years, has a total value in the region of US$ 50M, and will involve supplies to various HeidelbergCement operations in Europe, North America and Africa.

Korsnäs Packaging is the world's third largest producer of paper sacks, with operations in 14 countries in Europe and North America.

Stockholm January 23, 2002

For further information:
Peter Buckley, CEO, Korsnäs Packaging, +33 1 49 67 08 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK

By: [signature]
Name:
Title:

Date: January 24, 2002